EXHIBIT 99.1

Yamana Gold Announces the Appointment of UK Brokers and Provides Update on Listing Process

This announcement is an advertisement for the purposes of the UK Prospectus Rules and not a prospectus and not an offer of securities for sale in any jurisdiction. Investors should not purchase or subscribe for any shares referred to in this announcement except on the basis of information in the prospectus (the "Prospectus") that will be published by Yamana Gold Inc. in connection with the proposed admission of its common shares to the Standard Listing segment of the Official List of the UK Financial Conduct Authority and to trading on the Main Market for listed securities of the London Stock Exchange plc (the "London Stock Exchange" or "LSE") (together, "Admission"). Once approved, the Prospectus will be available on the Company’s website: www.yamana.com.

TORONTO, Sept. 16, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) announces that it continues to advance its London Stock Exchange (“LSE”) listing  and expects the Company’s common shares to be admitted to the standard segment of the Official List and to begin trading on the LSE’s Main Market before the Company reports its third quarter results which is expected in late October. Yamana has formally engaged Peel Hunt LLP and Joh. Berenberg Gossler & Co. KG as its nominated United Kingdom (“UK”) brokers, both of which have a significant presence in the UK and wider European market, and a fundamental understanding of mining companies and the value proposition that these companies represent. The Company is also evaluating the selection of a third broker, and amongst the factors being considered are the possible benefits of a larger, international broker which still has a significant presence in the UK and wider European market. The appointment of corporate brokers in the UK will provide Yamana with a strong local presence by representatives with knowledge of the Company and mining industry, the objective being to ensure that Yamana becomes the ‘investment of choice’ in London for those looking for exposure to gold via an investment in a gold mining company with high-quality assets in the Americas, a strong and sustainable dividend, and proper management of environmental, social, and governance (ESG) matters. The corporate brokers will also provide support to the Company as it endeavours to establish and improve liquidity on the LSE’s Main Market, and allow Yamana to expand its share register following access to an enlarged investor base.

About Yamana Gold

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
+1 416-815-0220
1-888-809-0925
Email: investor@yamana.com

Tavistock (UK Public Relations)
Jos Simson / Charles Vivian / Emily Moss
Telephone: +44 7899 870 450 / +44 7977 297 903 / +44 778 855 4035
Email: yamana@tavistock.co.uk

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance including guidance and liquidity and the Company’s intentions with respect to listing on the LSE. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the LSE not providing listing approval to the Company, unforeseen impacts on guidance, liquidity, cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.